14 Abba Hillel rd. Ramat Gan.
Israel 52506
Tel 97236119001 fax 97237519191
avner@cwklaw.co.il
www.cwklaw.co.il

APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT

April 27, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Negevtech Ltd. Registration Statement of Form F-4 (File No. 333-149936) Application for Withdrawal of Registration Statement

Dear Sir or Madam:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”) Negevtech Ltd. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form F-4, File Number 333-149936, together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Commission on March 28, 2008.

     The Company is requesting withdrawal of the Registration Statement because the transaction was terminated prior to the shareholder meeting. The Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement.

     Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter.

     If you have any questions regarding this application for withdrawal, please contact the undersigned.

Sincerely yours,

/s/ Avner Cohen Adv.
Special Manager